

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Thomas Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
1 Lacey Place
Southport, CT 06890

> **Re: Sturm, Ruger & Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 21, 2024**
> **File No. 001-10435**

Dear Thomas Dineen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - 2023
Net Sales, Cost of Products Sold, and Gross Profit, page 25

1. You disclose here, and in your Form 10-Q for the fiscal quarter ended March 30, 2024, that you have experienced inflationary cost increases in materials, commodities, services, wages, energy, fuel, and transportation, which have contributed to reductions in your gross profit between periods. Please revise your MD&A in future annual and quarterly filings to quantify the impact of the inflationary pressures you experience and the resulting impact to your cost of products sold and gross profit. In addition, expand your disclosures in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Non-GAAP Financial Measure, page 28

2. We note that you present EBITDA margin, but do not present the most directly comparable GAAP measure, net income margin, with equal or greater prominence. In future filings, for each non-GAAP financial measure you present, please also present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended March 30, 2024, as well as to Exhibit 99.1 of your Form 8-K filed on May 7, 2024.

Schedule II - Valuation and Qualifying Accounts, page 88

3. Please remove the information relating to the Excess and obsolete inventory reserve from this schedule in future filings. Note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true "reserves". Refer to Rule 12-09 of Regulation S-X, SAB Topic 5.BB and ASC 330-10-35-14.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing